

Mail Stop 3561

September 29, 2015

Via E-mail
Shelly Guyer
Chief Financial Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, CA 94080

Re: Veracyte, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 25, 2015
File No. 001-36156

Dear Ms. Guyer:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/Craig Arakawa for

   Tia L. Jenkins
   Senior Assistant Chief Accountant
   Office of Beverages, Apparel, and
   Mining